Neovasc Comments on New ICD-10-CM Diagnosis Codes for Refractory Angina

VANCOUVER and MINNEAPOLIS

Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today commented on the Centers for Medicare and Medicaid Services ("CMS") development of new codes for the diagnosis and tracking of refractory angina. The new codes will be utilized in the current, 10th revision of the International Statistical Classification of Diseases and Related Health Problems Clinical Modification ("ICD-10-CM"). The latest update was published in the ICD-10-CM Tabular List of Diseases and Injuries 2023 Addenda and will be effective October 1, 2022.

"The creation of new ICD-10-CM codes for refractory angina is an important step for patients and clinicians. Historically, there has been no way to differentiate patients with this most difficult and burdensome form of chronic stable chest pain," said Tim Henry, M.D., Medical Director, The Carl and Edyth Lindner Center for Research and Education, Christ Hospital, Cincinnati, and immediate past president of the Society for Cardiovascular Angiography & Interventions. "Moving forward, we now have a mechanism to define and measure the treatment costs and resulting outcomes of these patients." Dr. Henry serves as National Co-Principal Investigator in COSIRA-II, the company's pivotal clinical trial in the United States for the Neovasc Reducer ("Reducer").

In total, nine new refractory angina codes were created. The primary new code, I20.2 Refractory Angina Pectoris, was supplemented with eight additional new codes describing refractory angina in combination with various conditions pertaining to atherosclerosis or hardening of the heart's arteries. The new ICD-10-CM codes will help clinicians identify and accurately diagnose patients with refractory angina, a painful and debilitating condition that occurs when the heart muscle does not get enough oxygen. Patients with refractory angina have a high incidence of hospitalization and resource use1.

"Today's announcement is another important step forward for patients with refractory angina and for the Neovasc Reducer as an option for treating this disease," added Bill Little, Neovasc Chief Operating Officer. "The creation of the new ICD-10-CM codes will help to ensure appropriate measurement of the costs and clinical outcomes in patients who suffer from the burden of refractory angina."

About Reducer

The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. Reducer is investigational in the United States in the COSIRA-II clinical trial. Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, affects millions of patients worldwide, who typically lead severely restricted lives because of their disabling symptoms. The Reducer is designed to alter blood flow within the myocardium of the heart and increase the perfusion of oxygenated blood to ischemic areas of the heart muscle, which may provide relief of angina symptoms.

About Neovasc

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2011, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel, and Europe. For more information, visit: www.neovasc.com.

1 J Am Heart Assoc. 2015 Jan 30;4(2):e001287. doi: 10.1161/JAHA.114.001287

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ICR Westwicke

Email: Mike.Cavanaugh@westwicke.com

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ICR Westwicke

Email: Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words expect, anticipate, estimate, may, will, should, intend, believe, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements contained in the news release may involve, but are not limited to, statements regarding the announcement being an important step forward for patients with refractory angina and for the Reducer, the creation of the new ICD-10-CM codes helping to ensure appropriate measurement of the costs and clinical outcomes in patients that suffer from the refractory angina and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance, or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the Risk Factors section of the Company's Annual Report on Form 20-F for the year ended December 31, 2021 and in the Management's Discussion and Analysis for the three and six months ended June 30, 2022 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.